July 17, 2012	Darren K. DeStefano
VIA EDGAR AND ELECTRONIC DELIVERY	T: (703) 456-8034 ddstefano@cooley.com

Edward P. Bartz, Esq.

Staff Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 8626

Washington, D.C. 20549

Re:	Gladstone Investment Corporation
Registration Statement on Form N-2
(File No. 333-181879)

Dear Mr. Bartz:

On behalf of Gladstone Investment Corporation (the “Fund”), we are transmitting for filing one copy of Pre-effective Amendment No. 1 (the “Amendment”), marked to show changes from the Registration Statement on Form N-2, Registration No. 333-181879 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on June 4, 2012.

The Amendment is being filed in response to written comments received from the staff of the Division of Investment Management (the “Staff”) by letter dated July 3, 2012 (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments which, for your convenience, we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

PROSPECTUS

Cover Page

1.	The first paragraph of the cover page provides that the Fund may offer common stock, preferred stock, rights, warrants, debt securities, or a combined offering of these securities. Please confirm to us that, in any combined offering of securities, each security would be distinct and separately transferable. Please also confirm to us that the Fund will file a legality opinion included in a post-effective amendment to the registration statement in connection with any shelf takedown of securities.

In response to the Staff’s Comment, we supplementally confirm to the Staff that, in any combined offering of securities, each security would be distinct and separately transferable, and the Fund will file a legality opinion included in a post-effective

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amendment to the Registration Statement in connection with any shelf takedown of securities.

Fees and Expenses (Page 4)

2.	The table of Stockholder Transaction Expenses provides a line item for a sales load. Please add a footnote to the table referencing the sales load and providing that, in the event securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load. In addition, please add a line item to this table for offering expenses, and similarly provide a footnote stating that a related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by shareholders as a percentage of the offering price. Finally, please make corresponding changes to the forms of prospectus included with the registration statement.

In response to the Staff’s Comment, the Fund has revised the Fees and Expenses table on page 4 and corresponding pages of the forms of prospectus supplement.

3.	Please explain to us why the table of annual expenses does not show an amount for the line item captioned “Incentive fees payable under investment advisory and management agreement.”

We supplementally advise the Staff that the amounts in the table are based on actual results for the Fund’s fiscal fourth quarter ended March 31, 2012. For the quarter, the Fund did not generate sufficient pre-incentive fee net investment income to trigger the payment of an income-based incentive fee, nor did the Fund generate sufficient capital gains to trigger the payment of a capital gains-based incentive fee. The Fund has added clarifying disclosure to footnote 4.

4.	Example. The first paragraph of this section states that the amounts set forth in the table do not reflect the impact of any sales load. Please add disclosure providing that the table also does not reflect the impact of any offering expenses. Also, in the paragraph following the table, information is provided regarding the Fund’s estimated expenses assuming a 5% annual return consisting entirely of capital gains. Please clarify the disclosure in this section by providing this information in a separate line item in the table. Finally, please make corresponding changes to the forms of prospectus included with the registration statement.

In response to the Staff’s Comment, the Fund has revised the disclosure on page 6 and corresponding pages of the forms of prospectus supplement.

Prospectus Summary — Risk Factors — Risks Related to Our External Management (Page 8)

5.

We may be obligated to pay our Adviser incentive compensation even if we incur a loss. Please explain to us whether the Advisor receives incentive fees on payment-in-kind (“PIK”) interest, and whether the Advisor is required to return these fees to the Fund if the PIK

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interest is eventually determined to be uncollectible. Also, if the Advisor is not required to return these incentive fees to the Fund, please provide a description of this risk in this section.

We supplementally advise the Staff that the Fund is entitled to incentive fees on paid-in-kind interest income. The Fund would not be required to return these fees if the Fund eventually determines this PIK interest to be uncollectible. However, historically the Fund has held very few loans with PIK interest features, and PIK interest income has not represented a material amount of the Fund’s historical income. In response to the Staff’s Comment, the Fund has added disclosure on page 8.

6.	There are significant potential conflicts of interest which could impact our investment returns. The third bullet point on page 9 states that the Fund has submitted an application for an exemptive order from the Securities and Exchange Commission (the “SEC”) that, if granted, would expand the Fund’s ability to co-invest with certain affiliates. Please add a disclosure in this section that there is no assurance that the SEC will grant this exemptive order.

We supplementally advise the Staff that, on June 29, 2012, the Commission issued a notice of its intention to grant the order (SEC Release IC-30125). In response to the Staff’s Comment and in light of the Commission’s recent action, the Fund has revised the disclosure on pages 9 and 98.

Common Share Price Data (Page 24)

7.	The columns titled “Discount of High Sales Price to Net Asset Value” and “Discount of Low Sales Price to Net Asset Value” reflect the recent price history of the Fund’s shares relative to their net asset value. Please revise the titles of these columns to provide “Premium or (Discount) of High Sales Price to Net Asset Value” and “Premium or (Discount) of Low Sales Price to Net Asset Value,” and use parentheses around each percentage that represents a discount to net asset value.

In response to the Staff’s Comment, the Fund has revised the disclosure on page 24.

Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Business Environment (Page 28)

8.	The penultimate paragraph of this section states that the Fund’s credit facility contains covenants regarding the maintenance of certain minimum loan concentrations and net worth covenants, which are affected by the decrease in value of the Fund’s portfolio. Please provide us copies of any documentation for this credit facility that sets forth the limitations imposed on the Fund under these agreements, and any rights exercisable by the Fund’s lenders pursuant to these agreements.

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In response to the Staff’s Comment, we supplementally direct the Staff’s attention to the Fund’s Fourth Amended and Restated Credit Agreement (the “Credit Agreement”), dated as of October 26, 2011, which was filed with the Commission on October 27, 2011 as Exhibit 10.1 to the Fund’s Current Report on Form 8-K.

The minimum loan concentrations are embodied in the “Collateral Quality Test,” which is described in Section 1.1(b) of the Credit Agreement, and the circumstances requiring satisfaction of the Collateral Quality Test are set forth in Sections 2.16 and 3.2 of the Credit Agreement. Set forth below is a summary of the various components of the Collateral Quality Test:

Component	Measure

Weighted Average Risk Rating	Not less than 4

Weighted Average Life	Not greater than 66 months

Weighted Average Spread Above Benchmark Rate	Not less than 5%

Diversity Score	Equal to or greater than 9 (8, in certain circumstances)

Number of Obligors	No fewer than 12

A number of specific “Early Termination Events” are described in Section 8.1 of the Credit Agreement. Set forth below are a number of the specific financial covenants set forth in Section 8.1 of the Credit Agreement:

Section	Covenant	Measure

8.1(o)	Three Month Average Charged-off Ratio	May not exceed 5.0%

8.1(n)	Three Month Average Default Ratio	May not exceed 7.5%

8.1(r)	Interest Coverage	Must equal or exceed 200.0%

8.1(m)	Portfolio Yield (N/A if $0 borrowings)	Must equal or exceed 7.0%

If the Fund fails to satisfy any of the forgoing covenants, as of the relevant measurement date, the lenders under the Credit Agreement may declare all amounts outstanding under the Credit Agreement to be immediately due and payable.

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Additionally, a number of specific “Servicer Termination Events” are described in Section 7.18 of the Credit Agreement. Set forth below are some of the specific financial covenants applicable to the Fund, including the minimum net worth covenant, set forth in Section 7.18 of the Credit Agreement:

Section	Covenant	Measure

7.18(xiv)	Minimum Net Worth	$155 million plus 50% of any new equity and subordinated debt raised after closing date (presently $175 million)

7.18(xv)	Asset Coverage	At least 200.0%

If the Fund fails to satisfy the foregoing covenants, as of the relevant measurement date, the lenders under the Credit Agreement may remove Gladstone Management Corporation from the role of servicer under the Credit Agreement and appoint a successor servicer.

Business — Overview (Page 61)

9.	The fourth paragraph of this section describes the three categories of investments included in the Fund’s portfolio, with the first bullet point describing the Fund’s investments in subordinated and mezzanine debt. Please describe the credit quality of the issues that this category comprises, and include the term “junk bonds” to describe debt that is considered to be rated below investment grade. Please also describe the speculative characteristics of junk bonds.

In response to the Staff’s Comment, the Fund has expanded the disclosure on page 61.

Consolidated Financial Statements — Report of Independent Registered Public Accounting Firm (Page F-3)

10.	Please explain to us why the Fund’s accounting firm did not specifically identify the Financial Highlights in their audit opinion.

In response to the Staff’s Comment, we supplementally advise the Staff that the Fund believes that the report of PricewaterhouseCoopers LLP, its independent registered public accounting firm, in the form previously filed with the Registration Statement, covered the financial highlights inasmuch as they are included in the notes to the Fund’s audited financial statements (as Note 13). The Fund has confirmed this position with PricewaterhouseCoopers LLP. Notwithstanding the foregoing, PricewaterhouseCoopers LLP has modified its audit opinion on page F-3 of the Amendment to specifically reference the financial highlights, and, on a going-forward basis, PricewaterhouseCoopers LLP will specifically reference the financial highlights in its future audit reports.

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Notes to Consolidated Financial Statements March 31, 2012 — Note 13 — Financial Highlights (Page F-30)

11.	This section presents three years of Financial Highlights. Please revise this section to include five years of Financial Highlights information, and explain to us why the Fund’s disclosure of three years of Financial Highlights in its March 31, 2012 Form 10-K is not misleading. See FASB ASC 946-205-45-1.

The Fund respectfully advises the staff that FASB ASC 946-205-45-1 requires that registered investment companies include five years of financial highlights in their financial statements and that nonregistered investment companies include financial highlights for the most recent period in their financial statements. The Fund, as a business development company that is not a registered investment company, acknowledges that much of the guidance related to registered investment companies is often applied in practice to business development companies, even where such guidance does not directly apply to business development companies. In this regard, the Fund is familiar with the minutes of the AICPA’s Investment Companies Expert Panel meeting on September 8, 2011, which expressed the views of the Expert Panel that business development companies present five years of financial highlights in their financial statements. However, this expression of views, as documented in such minutes, has not been codified into the above guidance. Nevertheless, in response to the Staff’s Comment, the Fund has revised the financial highlights on page F-30 to present five years of information.

With respect to the financial highlights included in the Fund’s Annual Report on Form 10-K for the fiscal year ended March 31, 2012, the Fund does not believe that the omission of financial highlights for the fiscal years ended March 31, 2009 and 2008 is misleading. In this regard, the Fund notes that the financial highlight information for the fiscal years ended March 31, 2009 and 2008 is generally located elsewhere in the annual report, specifically in Item 6 - Selected Financial Data, which provides five years of information. In general, the only financial highlight information that is not included in Item 6 is the ratio information and the publicly available market value per share information at the beginning and end of the respective fiscal years, which information has been previously disclosed by the Fund in prior filings with the Commission, and is therefore readily available to the investing public. Notwithstanding the foregoing, in response to the Staff’s Comment, on a going forward basis, the Fund undertakes to present five years of financial highlights in its annual reports on Form 10-K, beginning with the Fund’s Annual Report on Form 10-K for the fiscal year ending March 31, 2013.

GENERAL COMMENTS

12.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

We note the Staff’s comment.

13.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

We supplementally advise the Staff that the Fund does not intend to omit information from the form of prospectus included in the Registration Statement that is declared effective pursuant to Rule 430A under the Securities Act.

14.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

We supplementally advise the Staff that the Fund has not submitted, and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

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15.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

We note the Staff’s comment.

16.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Fund and its management acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the Fund’s filings with the Commission. Additionally, the Fund and its management acknowledge that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

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Please direct any further questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Joseph Judge of this office, at (703) 456-8108.

Very truly yours,

/s/ Darren K. DeStefano, Esq.

Darren K. DeStefano, Esq.

cc:	David Gladstone, Gladstone Management Corporation

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David Watson, Gladstone Administration, LLC

Michael LiCalsi, Esq., Gladstone Administration, LLC

Thomas R. Salley

Joseph E. Judge

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